15045609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTHSTONE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 HORIZONS DRIVE
(No. and Street)

COLUMBUS	OHIO	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS SHEFFIELD 614-267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700	COLUMBUS	OHIO	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tj 2/26/15

OATH OR AFFIRMATION

I, DOUGLAS SHEFFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTHSTONE EQUITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas M. Sheffield
Signature

President
Title

JULIE A. MERCER
Notary Public, State of Ohio
My Commission Expires 11-03-2018

J. Mercer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
with Supplemental Information

WealthStone Equities, Inc.

December 31, 2014 and 2013

GBQ

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

Independent Auditor's Report

We have audited the accompanying financial statements of WealthStone Equities, Inc. (an Ohio corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations and changes in shareholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. WealthStone Equities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WealthStone Equities, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
February 17, 2015

WEALTHSTONE EQUITIES, INC.
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and Cash Equivalents	$ 35,156	$ 27,908
Commissions Receivable	2,758	1,891
Receivable from Affiliate	2,300	-
Prepaid Expenses	11,295	9,433
TOTAL ASSETS	$ 51,509	$ 39,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to Affiliate	$ 1,000	$ 250
Common Stock No par value 750 shares authorized 200 shares issued and outstanding	500	500
Additional Paid-in Capital	27,000	27,000
Retained Earnings	23,009	11,482
Shareholders' Equity	50,509	38,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 51,509	$ 39,232

The accompanying notes are an integral part of the financial statements.

WEALTHSTONE EQUITIES, INC.
Statements of Operations and Changes in Shareholders' Equity
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissions - insurance	$ 36,735	$ 18,077
Commissions - securities	3,201	7,255
Interest and dividend income	8	539
Unrealized loss - marketable securities	-	(24,760)
Realized gain - marketable securities	-	39,170
Other income	-	780
Total revenues	39,944	41,061
Expenses		
Administrative fees	3,000	75,050
Professional fees	9,300	9,907
Regulatory fees	6,185	5,784
SIPC fees	-	786
Insurance	9,640	10,320
Other expense	292	1,419
Total expenses	28,417	103,266
Net Income (Loss)	11,527	(62,205)
Shareholders' Equity - Beginning of the Year	38,982	101,187
Shareholders' Equity - End of the Year	$ 50,509	$ 38,982

The accompanying notes are an integral part of the financial statements.

WEALTHSTONE EQUITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities:		
Net income (loss)	**$ 11,527**	$(62,205)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Realized gain on marketable securities	-	(39,170)
Unrealized loss on marketable securities	-	24,760
Decrease (increase) in operating activities:		
Commissions receivable	**(867)**	11,149
Receivable from affiliate	**(2,300)**	-
Prepaid expenses	**(1,862)**	(1,557)
Payable to affiliate	**750**	250
Total adjustments	**(4,279)**	(4,568)
Net cash and cash equivalents provided by (used in) operating activities	**7,248**	(66,773)
Cash Flows from Investing Activities:		
Proceeds from sale of marketable securities	-	65,170
Net change in cash and cash equivalents	**7,248**	(1,603)
Cash and Cash Equivalents - Beginning of Year	**27,908**	29,511
Cash and Cash Equivalents - End of Year	**$ 35,156**	$ 27,908

The accompanying notes are an integral part of the financial statements.

Organization

WealthStone Equities, Inc. (the Company) is an affiliate of WealthStone, Inc. (WSI) and is incorporated in the State of Ohio. The source of almost all of the Company's revenue is from relationships WSI has with its clients.

The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is registered to do business in the State of Ohio, seven other states and the District of Columbia. The Company engages in private placements, which are not marketable securities, and the sale of annuities and life insurance.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Commission income, commission expense and related clearing expenses are recorded on a settlement date basis as transactions occur, which approximates trade date.

Receivables and Credit Policies

Commissions receivable are due under brokerage and insurance arrangements, and are generally paid within 30 days of the trade or effective date. The Company generally collects receivables within 30 days and does not charge interest on receivables with the invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2014 and 2013, all receivables were considered collectible and no allowance was necessary.

Summary of Significant Accounting Policies (continued)

Income Taxes

The shareholders of the Company have consented to be taxed as a subchapter S corporation. As such, federal and state taxes will be taxed at the shareholder level. The Company remains subject to local income taxes.

The Company accounts for uncertainty in income taxes in its financial statements as required by GAAP. GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Income tax returns prior to fiscal year 2011 are closed. No accrual has been recorded as management believes there are no uncertain tax positions of the Company.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, demand deposits and highly liquid investments with original maturities of three months or less.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in an account at a financial institution which, at times, may exceed federally insured limits.

Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the periods ended December 31, 2014 and 2013.

Common Stock

The Company has issued Class A and Class B common stock, each measured at stated value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by WSI, have no voting rights, but do have all dividend and liquidation rights.

Revenue Concentrations

During 2014, approximately 60% of total commissions revenue was earned from two customers. At December 31, 2014, four customers accounted for approximately 72% of total commissions receivable.

During 2013, approximately 49% of total commissions revenue was earned from three customers. At December 31, 2013, two customers accounted for approximately 53% of total commissions receivable.

Net Capital Provision of Rule 15c3-1

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2014, the Company had net capital of $34,156, which was $29,156 in excess of its required net capital of $5,000, and it had aggregate indebtedness of $1,000. At December 31, 2013, the Company had net capital of $27,151, which was $22,151 in excess of its required net capital of $5,000, and it had aggregate indebtedness of $250. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014 and 2013. Therefore, the Company was in compliance with these requirements as of December 31, 2014 and 2013.

Computation and Information on Possession and Control

The Company acts as a broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); therefore, computations of reserve requirements and information related to possession and control are not applicable.

Related Party Transactions

The Company has an agreement with WSI, a shareholder, whereby all management, office rent and utilities are provided by WSI. As such, the Company has no employees, but utilizes the resources of WSI. Administrative fees of $3,000 and $75,050 were paid or payable to WSI for the years ended December 31, 2014 and 2013, respectively. The Company owed $1,000 and $250 to WSI as of December 31, 2014 and 2013, respectively. At times, the Company advances cash to WSI or its affiliates. There was an intercompany receivable from WSI or its affiliates of $2,300 as of December 31, 2014. As of December 31, 2013, there were no outstanding related party receivables.

Subsequent Events

The Company evaluated subsequent events through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

WEALTHSTONE EQUITIES, INC.
Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 For the Years Ended December 31, 2014 and 2013

	2014	2013
Total Assets	**$ 51,509**	$ 39,232
Total Liabilities	**1,000**	250
Calculated net capital	**50,509**	38,982
Less: Non-allowable assets	**(16,353)**	(11,324)
Less: Haircut on securities	**-**	(507)
Audited net capital	**34,156**	27,151
Unaudited net capital per FOCUS Report	**34,156**	27,151
Difference	**$ -**	$ -

There were no differences between this computation and that reflected in the FOCUS Report filed for the quarter ended December 31, 2014.

The accompanying notes are an integral part of the financial statements.

EXEMPTION REPORT DISCLOSURES

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ
Partners

To the Board of Directors
WealthStone Equities, Inc.
Columbus, Ohio

Independent Accountant's Review Report

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) WealthStone Equities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which WealthStone Equities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) ("the exemption provisions") and (2) WealthStone Equities, Inc. stated that WealthStone Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. WealthStone Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WealthStone Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBQ Partners LLC

Columbus, Ohio
February 17, 2015

Exemption Statement Under Rule 15c3-3

I, Doug Sheffield, President of WealthStone Equities, Inc., declare that to my best knowledge and belief, that WealthStone Equities, Inc. meets the provisions in 240.15c3-3 (k)(2)(i). Therefore, WealthStone Equities, Inc. is claiming an exemption from 240.15c3-3. WealthStone Equities, Inc. met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Executed by:

Doug Sheffield
President, WealthStone Equities, Inc.

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com